RCG Acquisition 1 Corp.

1105 N. Market Street, Suite 1300

Wilmington, DE  19801

917-671-7713

November 1, 2011

The U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Sir or Madam:

Please withdraw RCG Acquisition 1 Corp.’s (CIK# 0001533341) filling of October 26, 2011.  The third party firm contracted with to do our EDGAR coding/filling made a clerical error in tagging this as an

“F10” instead of a “10-12g” filling.

We apologize for any inconvenience this may have caused.

Thank you for your help.

Best regards,

/s/ Jeffrey A. Gugick

President